Contact

www.linkedin.com/in/davidhmerrill
(LinkedIn)

Top Skills

Marketing Strategy
Email Marketing
Strategic Planning

David Merrill

Founder at Camisado Marketing
San Diego County, California, United States

Summary

Experienced marketing leader and MBA with a combined fourteen years in the development and implementation of marketing strategy and solutions for innovative companies in the technology sector. Strong background leading successful cross-functional teams and positioning firms to maximize marketing budgets and extend reach.

Experience

NOYACK Capital

Head Of Digital Marketing
April 2021 - Present (4 years 8 months)

NOYACK's mission is revolutionary – ending economic inequality by providing all investors, individuals and institutions alike, access to the same private investments that create generational wealth for family offices, billionaires, sovereign wealth funds, pension funds.

NOYACK Logistics Income (NLI) , a $200MM REIT investing in supply chain infrastructure underpinning the digitization of the American economy. #BusinessforHumans

Camisado Marketing

Founder
February 2018 - Present (7 years 10 months)
Greater San Diego Area

Camisado Marketing is a revolutionary digital marketing firm that offers à la carte marketing packages to growing companies. Born from the largest agencies in the world, Camisado Marketing was created to provide the services and attention to the SMB sector without the million dollar retainer agreements that only Fortune 500 companies can afford.

We believe that the right way to operate is to put our clients' needs first and that success for all comes from focusing on results. No long-term

commitments. We treat our clients like our success depends on theirs—because it does.

IMMINENT Digital

Director of Product Marketing

2015 - 2018 (3 years)

Greater San Diego Area

- Direct product marketing and most other operational functions of an innovative technology startup specializing in the creation of enterprise-grade cloud-based intranet, reporting directly to the CEO in preparing the company for launch of its initial minimum viable product road mapped for end of year 2017

- Manage a team of developers, designers, writers, and marketing professionals in the development of the company’s next-generation gamified social platform

- Conducted extensive research employee engagement and positive corporate culture to develop a suite of social and gamified features addressing issues such as health and wellness, volunteering and community involvement, and human resources

- Implemented a simple, modern, and user-friendly design offering a flexible range of solutions to a variety of challenges for organizations of all sizes, positioning the product to compete in the market with siloed solutions with offering significantly lower levels of versatility

Seldon Marketing

Director of Marketing

2013 - 2015 (2 years)

Greater New York City Area

- Managed all marketing functions of a small content marketing agency specializing in lead generation through search engine optimization and creation of website, blog, email, and social media content

- Led a complete overhaul of all marketing materials, including the redesign of the company’s website, copy, and design/pitch on all marketing decks and emails, contributing to Seldon securing its two largest accounts representing

more than $400,000 in revenue per year over the last four years (65% of all revenue)

• Developed a tool to analyze and optimize performance using Hubspot and Excel, driving an average 175% increase in traffic to clients' web content and enabling in-depth tracking and reporting for all marketing initiatives and strategies

• Implemented more efficient and effective processes for client outreach and services to drive new customer acquisition and reduce churn, including implementation of vertical-specific outreach efforts and creation of a follow-up schedule to nurture leads

PVBLIC Foundation
Consultant & Senior Manager of Marketing Analytics (Contract)
2012 - 2012 (less than a year)
Greater New York City Area

• Conducted in-depth research and analytics consulting in support of public/private partnership (P3) opportunities for a media innovation startup firm

• Authored key portions of the company's business plan, including financial modeling demonstrating cash flows and profitability of P3 initiatives, and researched consumer behavior to develop strategies based on patterns within local markets across the U.S.

Starcom
Strategic Media Planner
2007 - 2009 (2 years)
Greater New York City Area

• Designed, negotiated, and executed high-visibility marketing initiatives for large clients of a leading provider of brand-building solutions, including a high-visibility campaign for Lacoste that generated a 25% increase in sales before being adopted by the client as a regular, ongoing initiative

• Led media planning for Capital One's customer acquisition and awareness campaigns, including design and media allocation of a $100MM campaign across digital, television, print, and out-of-home channels

Education

Fordham University - Graduate School of Business Administration

Master of Business Administration - MBA, Marketing · (2009 - 2011)

NYU

Digital Analytics · (2008 - 2008)

Connecticut College

Bachelor of Arts - BA, Political Science & Economics · (2005)